SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 17, 2019

I. DATE, TIME AND PLACE: Upon first call, on April 17, 2019, at 2:00 p.m. São Paulo time, at Praça Comte. Linneu Gomes, S/N, Portaria 3, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), in the city of São Paulo, state of São Paulo, Jardim Aeroporto, CEP 04626-020.

II. PRIOR PUBLICATIONS: Call notice published under the terms of §1 of Article 124 of Law No. 6404, dated December 15, 1976 (“Corporations Act”), in the State of São Paulo Official Gazette on March 15, 16 and 19, 2019, on pages 217, 27 and 96, respectively, and in Valor Econômico newspaper on March 26, 27 and 28, 2019, on pages B11, B11 and B4, respectively.

III. ATTENDANCE: Shareholders representing the Company’s total voting capital stock attended the meeting, as well as preferred shareholders, as per the signatures appearing in the Shareholders’ Attendance Register. Mrs. Vanessa Martins and Carlos José da Silva Pereira, representing Ernst & Young Auditores Independentes S.S, as external auditors of the Company, Mr. Constantino de Oliveira Junior and Mr. Eduardo José Bernardes Neto, members of the Company’s management, and Mr. Marcelo Amaral Moraes, member of the Company’s Fiscal Council also attended the meeting.

IV. CHAIRMANSHIP OF THE MEETING: Constantino de Oliveira Junior - Chairman; Graziela Galli Ferreira Barioni – Secretary.

V. AGENDA: To pass resolutions on: (a) Annual General Meeting: (i) to examine, discuss and vote on management accounts, including the Company’s financial statements for the fiscal year ended December 31, 2018 (“Financial Statements”); (ii) to vote on the allocation of fiscal year 2018 profits; (iii) to vote on the number of members of the Company’s Board of Directors; (iv) to elect the members of the Company’s Board of Directors, according to the terms of the Company’s bylaws; and (v) to set the annual overall management compensation for fiscal year 2019; and (b) Extraordinary Meeting: (i) to amend Article 5, caput, of the Company’s bylaws, to reflect the Company's current capital stock, considering the capital increases approved by the Board of Directors, within the limit of the Company's authorized capital.

VI. RESOLUTIONS ADOPTED: After the necessary explanations were provided, and after detailed analysis of the agenda and the documents pertaining to the matters in the agenda, the following resolutions were passed at the Shareholders’ Meeting:

a)  Annual General Meeting:

i.          upon presentation of the Financial Statements, the Independent Auditors’ Opinion and other documents referring to the Company’s fiscal year ended December 31, 2018, management accounts and the Financial Statements were approved by unanimous vote of shareholders with voting rights present (representing 2.863.682.290 votes and 23.38% of dividends participation), with the abstention of those legally impeded (representing 420 votes), as published in the March 15, 2019 issues of the State of São Paulo Official Gazetteand Valor Econômiconewspaper;

ii.         whereas the Company incurred losses in the fiscal year ended December 31, 2018, no dividends shall be distributed to shareholders;

iii.       by unanimous vote of shareholders with voting rights present (representing 2.863.682.710 votes and 23.38% of dividends participation), approval of the composition of the Board of Directors with nine members;

iv.        by unanimous vote of shareholders with voting rights present (representing 2.863.682.710 votes and 23.38% of dividends participation), approval of election of the following members to the Company’s Board of Directors, who will serve for a term of office of one year from the date hereof: (a) CONSTANTINO DE OLIVEIRA JUNIOR, Brazilian, married, businessman, bearer of Identity Card RG no. 929.100, issued by SSP/DF and enrolled with the CPF/MF under no. 417.942.901-25, with business address at Praça Comte. Linneu Gomes, S/N, Portaria 3, in the city of São Paulo, state of São Paulo, Jardim Aeroporto, CEP 04626-020, appointed as Chairman of the Board of Directors; (b) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of Identity Card RG no. 17.365.750-3, issued by SSP/SP, and enrolled with the CPF/MF under no. 084.864.028-40, with business address at Praça Comte. Linneu Gomes, S/N, Portaria 3, in the city of São Paulo, state of São Paulo, Jardim Aeroporto, CEP 04626-020, appointed as Vice-Chairman of the Board of Directors; (c) ANTÔNIO KANDIR, Brazilian, divorced, engineer, bearer of Identity Card RG no. 4.866.700-6, issued by SSP/SP, and enrolled with the CPF/MF under no. 146.229.631-91, with business address at Praça Comte. Linneu Gomes, S/N, Portaria 3, in the city of São Paulo, state of São Paulo, Jardim Aeroporto, CEP 04626-020; (d) ANDRÉ BÉLA JÁNSZKY, Brazilian, married, lawyer, bearer of Identity Card RG no. 38.409.140-4, issued by SSP/SP, and enrolled with the CPF/MF under no. 346.695.188-79; (e) FRANCIS JAMES LEAHY MEANEY, American, married, economist, bearer of National Register of Foreigners no. V218988-N and enrolled with the CPF/MF under no. 054.404.117-80, with business address at Praça Comte. Linneu Gomes, S/N, Portaria 3, in the city of São Paulo, state of São Paulo, Jardim Aeroporto, CEP 04626-020; (f) GERMÁN PASQUALE QUIROGA VILARDO, Brazilian, legally separated, engineer, bearer of Identity Card RG no. 38.746.171-1, issued by SSP/SP, and enrolled with the CPF/MF under no. 009.943.227-71, with business address at Praça Comte. Linneu Gomes, S/N, Portaria 3, in the city of São Paulo, state of São Paulo, Jardim Aeroporto, CEP 04626-020; (g) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of Identity Card RG no. 671.071, issued by SSP/DF, and enrolled with the CPF/MF under no. 546.988.806-10, with business address at Praça Comte. Linneu Gomes, S/N, Portaria 3, in the city of São Paulo, state of São Paulo, Jardim Aeroporto, CEP 04626-020; (h) ANNA LUIZA SERWY CONSTANTINO, Brazilian, single, businesswomen, bearer of Identity Card RG no. 2.527.902, issued by SSP/RJ, and enrolled with the CPF/MF under no. 340.447.788-09, with business address at Praça Comte. Linneu Gomes, S/N, Portaria 3, in the city of São Paulo, state of São Paulo, Jardim Aeroporto, CEP 04626-020; (i) WILLIAM CHARLES CARROLL, American, married, accountant, holder of United States passport no. 28889023, with business address at Praça Comte. Linneu Gomes, S/N, Portaria 3, in the city of São Paulo, state of São Paulo, Jardim Aeroporto, CEP 04626-020. The directors Antônio Kandir, André Béla Jánszky, Francis James Leahy Meaney and Germán Pasquale Quiroga Vilardoare Independent Advisors of the Company, under the terms of item 5.3 of the Corporate Governance Differentiated Practices Regulation - Level II of the B3 S.A. - Brasil, Bolsa, Balcão. The directors now elected declared, in accordance with the provisions in Article 37, item II, of Law no. 8934/94 and in Article 147, paragraphs 1 and 2, of the Corporations Act, not to have been charged for any crime provided for by law or included in the legal restrictions which would prevent them from exercising business activities. The instruments of investiture of the directors now elected, with the statements confirming that there are no legal restrictions on them to exercise business activities, were duly signed. There was no appointment of a member to the board under the terms of Article 141 and its paragraphs of the Corporations Act. Additionally, there was no indication of members to the Board of Directors by holders of preferred shares in accordance with the provisions in Article 141 and paragraphs of the Corporations Act;

v.        by unanimous vote of shareholders with voting rights present (representing 2.863.682.290 votes and 23.38% of dividends participation), with the abstention of those legally impeded (representing 420 votes), the Proposal for Global Compensation for Directors and Executive Officers for fiscal year 2019 was approved, in the amount up of R$ 44,571,472.06, as proposed by the Company’s management, to be distributed to the members of the Board of Directors and to the Company’s executive officers, with due compliance with applicable laws and the Company’s bylaws; and

vi.       at the request of the preferred shareholders present, representing 6,11% of the Company’s preferred shares and 4,68% of dividends participation, as defined in Art. 53 (a) of the Company's bylaws, and pursuant to CVM Instruction No. 324 of January 19, 2000, combined with Article 5, paragraph 8, of the Company's bylaws, a Fiscal Council was installed for fiscal year 2019. The following individuals were elected by unanimous vote of shareholders with voting rights present (representing 2.863.682.710 votes), with the abstention of the preferred shareholders, to compose the Company’s fiscal council: (i) effective members, Messrs. Renato Chiodaro, Brazilian, married, lawyer, bearer of Identity Card RG no. 22.290.450-1, issued by SSP/SP, enrolled with the CPF/MF under no. 256.611.098-06, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 2013, 11th Floor, cj 11A, Jardim Paulistano, in the city of São Paulo, state of São Paulo; Marcela de Paiva Bomfim Teixeira, Brazilian, married, administrator, bearer of Identity Card RG no. MG 11009076, issued by PC/MG, and enrolled with the CPF/MF under no. 012.640.496-84, resident and domiciled in the city of São Paulo, state of São Paulo, with commercial address at Avenida das Nações Unidas, 12.399, cj. 129B, in the city of São Paulo, state of São Paulo; and Marcelo Amaral Moraes, Brazilian, divorced, economist, bearer of Identity Card RG 07178889-7, issued by IFP/RJ, and enrolled with the CPF/MF under no. 929390077-72, resident and domiciled at Avenida Juriti, 530, apt. 111, Moema, in the city of São Paulo, state of São Paulo; and (ii) alternate members, Messrs. Carlos Roberto de Albuquerque Sá, Brazilian, divorced, economist, bearer of Identity Card IFP/CRE-RJ no. 8842-02321952 and enrolled with the CPF/MF under no. 212,107.217-91, resident and domiciled at Alameda Jauaperi, 755, apt. 132, Moema, in the city of São Paulo, state of São Paulo; Ricardo Scalzo, Brazilian, married, auditor, bearer of Identity Card RG 2,533,93, issued by IFP/RJ, and enrolled with the CPF/MF under no. 370.933.557-49, resident and domiciled at Jacques Felix Street, 96, apt. 124, Vila Nova Conceição, in the city of São Paulo, state of São Paulo; and Massao Fabio Oya, Brazilian, married, business consultant, bearer of Identity Card RG no. 34872970-4, issued by SSP/SP, and enrolled with the CPF/MF under no. 297.396.878-06, resident and domiciled at Alameda Arara Azul, 157, lot D26, Parque Residencial Shambala II, in the city of Atibaia, state of São Paulo.

The effective and alternate members of the Fiscal Council shall take office within 30 days from the date hereof, after signing the instruments of investiture, which shall be recorded in the Book of Minutes of Meetings of the Company's Fiscal Council. The members hereby declared, under the penalties of law, that they fulfill all the requirements set forth in Article 162 of the Corporations Act for their investiture as members of the Company's Fiscal Council.

Pursuant to Article 162, paragraph 3, of the Corporations Act, by unanimous vote of shareholders with voting rights present (representing 2.863.682.710  votes) and with the abstention of the preferred shareholders, individual monthly compensation of the effective members of the Fiscal Council was approved and shall be equivalent to 10% of the average compensation attributed to each director of the Company, not including benefits, representation fees and profit sharing.

b)  Extraordinary Meeting:

i.          by unanimous vote of shareholders with voting rights present (representing 2.863.682.710 votes and 23.38% of dividends participation), the amendment to Article 5, caput, of the Company's bylaws was approved to reflect the Company’s current capital stock, as a result of the capital increases approved by the Board of Directors, within the limit of the Company's authorized capital, which shall henceforth be read as follows: “ARTICLE 5 - The Capital Stock, fully subscribed and paid-up is R$3,102,819,211.49 (three billion, one hundred and two million, eight hundred and nineteen thousand, two hundred and eleven reais and forty nine centavos) represented by 3,131,747,978 (three billion, one hundred and thirty-one million, seven hundred and forty-seven thousand, nine hundred and seventy-eight) shares, of which 2,863,682,710 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten) are common shares and 266,065,268 (two hundred and sixty-six million, sixty-five thousand, two hundred and sixty-eight) are preferred shares, all of them registered, with no face value.".

VII. MINUTES, PUBLICATIONS AND CLARIFICATIONS: The minutes of this Annual General and Extraordinary Shareholders’ Meeting were authorized to be drawn-up in summary form, as set forth in §1 of Article 130 of the Corporations Act. Further, by unanimous vote of the shareholders present, the proposal for publication of these minutes by omitting the signatures of the shareholders was approved.

VIII. APPROVAL AND SIGNING OF THE MINUTES: The floor was offered to whoever might wish to use it and, as nobody did so, the meeting was adjourned for the time necessary to draw-up these minutes. After the meeting was reopened, these minutes were read, checked and signed by the Chairman and Secretary of the meeting.

IX. SIGNATURES: Chairman: Constantino de Oliveira Junior. Secretary: Graziela Galli Ferreira Barioni. ATTENDING SHAREHOLDERS: FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES VOLLUTO MULTIESTRATÉGIA INVESTIMENTO NO EXTERIOR; MOBI FUNDO DE INVESTIMENTO EM ACOES; CONSTANTINO DE OLIVEIRA JUNIOR; HENRIQUE CONSTANTINO; JOAQUIM CONSTANTINO NETO; RICARDO CONSTANTINO; ANTONIO KANDIR; CAPITAL INTERNATIONAL FUND; NEW WORLD FUND INC.; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; VANGUARD ESG INTERNATIONAL STOCK ETF; AB FCP II - EMERGING MARKETS VALUE PORTFOLIO;BELL ATLANTIC MASTER TRUST; BERNSTEIN DEL BUS TRUST,EMERG.MKTS SER.; BRIDGEWATER PURE ALPHA STERLING FUND, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.; CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND; DRIEHAUS EMERGING MARKETS SMALL CAP GROWTH FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; EMERGING MARKETS EQUITY FUND S OF M P F WORLD FUNDS, LLC; FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; IBM 401 (K) PLUS PLAN; INTERNATIONAL MONETARY FUND; INVESCO SP EMERGING MARKETS MOMENTUM ETF; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES III PUBLIC LIMITED COMPANY; ISHARES IV PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL SMALL CAP ETF; ISHARES MSCI EMERGING MARKETS SMALL CAP ETF; ISHARES PUBLIC LIMITED COMPANY;    LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PARAMETRIC TMEMC FUND, LP; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; RUSSEL EMERGING MARKETS EQUITY POOL; RUSSELL EMERGING MARKETS EQUITY FUND; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; SANFORD C.BERNSTEIN FUND, INC.; SPDR SP EMERGING MARKETS ETF; SPDR SP EMERGING MARKETS FUND; SSGA SPDR ETFS EUROPE I PLC; SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.; ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU; SUNSUPER SUPERANNUATION FUND; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE DFA INV T CO ON BEH ITS S THE EM SLL CAPS; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; TJ-NONQUALIFIED, LLC; TJ- QUALIFIED, LLC; UTAH STATE RETIREMENT SYSTEMS; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; VICTORIAN SUPERANNUATION FUND; VIRGINIA RETIREMENT SYSTEM; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST This presents a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 17, 2019.

Chairmanship of the Meeting:

____________________________	____________________________
Constantino de Oliveira Junior Chairman	Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.